UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13G

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3 )*

               ADVANCED ENVIRONMENTAL RECYCLING TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   00794-71-04
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /      Rule 13d-1 (b)
/X/      Rule 13d-1 (c)
/ /      Rule 13d-1 (d)



---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP  NO. 00794-71-04             13G                        Page 2 of 6 Pages


1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (ENTITIES ONLY):   Robert A. Mackie, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:             (a) / /
                                                                        (b) /X/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                                          5. SOLE VOTING POWER: 1,478,146

         NUMBER OF SHARES
         BENEFICIALLY OWNED               6. SHARED VOTING POWER:
         BY EACH REPORTING PERSON WITH
                                          7. SOLE DISPOSITIVE POWER: 1,478,146


                                          8. SHARED DISPOSITIVE POWER:


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,478,146

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:*  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 4.85%

12.      TYPE OF REPORTING PERSON*: IN




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CUSIP  NO. 00794-71-04             13G                        Page 3 of 6 Pages




1.

         NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (ENTITIES ONLY):   R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219
2.

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:             (a) / /
                                                                        (b) /X/

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                                          5. SOLE VOTING POWER: 33,640
         NUMBER OF SHARES
         BENEFICIALLY OWNED               6. SHARED VOTING POWER:
         BY EACH REPORTING PERSON WITH
                                          7. SOLE DISPOSITIVE POWER: 33,640

                                          8. SHARED DISPOSITIVE POWER:

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 33,640

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES:*  / /

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): .02%

12.      TYPE OF REPORTING PERSON*: BD

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CUSIP  NO. 00794-71-04             13G                        Page 4 of 6 Pages


          Schedule 13G of Robert A. Mackie, Jr. and R.A. Mackie & Co., L.P. with respect to the Class A common stock (the "Common Shares") of Advanced Environmental Recycling Technologies, Inc. (the "Company").

ITEM 1 (a)        NAME OF ISSUER:
                  Advanced Environmental Recycling Technologies, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  914 N. Jefferson Street, P. O. Box 1237, Springdale,
                  Arkansas 72764

ITEM 2 (a)        NAME OF PERSON FILING:
                  Robert A. Mackie, Jr.
                  R.A. Mackie & Co., L.P.

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  18 North Astor Street, Irvington, New York 10533

ITEM 2 (c)        CITIZENSHIP:
                  Robert A. Mackie Jr. is a United States citizen
                  R.A. Mackie & Co., L.P. is a Delaware limited partnership.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:
                  Class A Common Stock

ITEM 2 (e)        CUSIP NUMBER:
                  00794-71-04

ITEM (3)          IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) or (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)   (X)  Broker or Dealer registered under Section 15 of
                             the Securities Exchange Act of 1934 (the "Act")
                  (b)   ( )  Bank as defined in Section 3(a)(6) of the Act
                  (c)   ( )  Insurance Company as defined in Section 3(a)(19)
                             of the Act
                  (d)   ( )  Investment Company registered under Section 8 of
                             the Investment Company Act of 1940
                  (e)   ( )  An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E);
                  (f)   ( )  An employee benefit plan or endowment fund in
                             accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g)   ( )  A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G);

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CUSIP  NO. 00794-71-04             13G                        Page 5 of 6 Pages

                  (h)   ( )  A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act;
                  (i)   ( )  A church plan that is excluded from the definition
                             of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j)   ( )  A Group, in accordance with Rule
                             13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. /X/

ITEM 4.   OWNERSHIP

                  (a) Amount Beneficially Owned: 157,186 shares of Class A Common Stock
                        1,104,600 warrants exercisable for 1,104,600 shares of Class A Common Stock
                        300,000 shares of Series C Convertible Preferred Stock convertible into 250,000 shares of Class A Common Stock

                  (b) Percentage of Class:

                        4.85% (based on the 28,331,340 Common Shares reported to be outstanding in the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2002 and after giving effect to the shares issuable upon exercise of the warrants held by them.)

                  (c) Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote: 33,640 shares of Class A Common Stock

                        (ii)   shared power to vote or to direct the vote:
                               157,186 shares of Class A Common Stock
                               1,104,600 warrants exercisable for 1,104,600 shares of Class A Common Stock
                               300,000 shares of Series C Convertible Preferred Stock convertible into 250,000 shares of Class A Common Stock

                        (iii) sole power to dispose or to direct the disposition of : 33,640 shares of Class A Common Stock
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CUSIP  NO. 00794-71-04             13G                        Page 6 of 6 Pages

                        (iv) shared power to dispose to direct the disposition of: 157,186 shares of Class A Common Stock 1,104,600 warrants exercisable for 1,104,600 shares of Class A Common Stock

                               300,000 shares of Series C Convertible Preferred Stock convertible into 250,000 shares of Class A Common Stock

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP
                  Not applicable.

ITEM 10.          CERTIFICATION.  (if filing pursuant to Rule 13d-1(c))
                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP  NO. 00794-71-04             13G                        Page 7 of 6 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2003

                                          R.A. MACKIE & CO., L.P.

 /s/ Robert A. Mackie, Jr.                By:  /s/ Robert A. Mackie, Jr.
---------------------------               ---------------------------
   Robert A. Mackie, Jr.                  Robert A. Mackie, Jr.
                                          General Partner